SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: December 2, 2005	By:	/s/ Nancy C. Gardner

7 November 2005.   Reuters Founders Share Company Appoints New Board Member

London – Reuters Founders Share Company has appointed Jiri Dienstbier, former Foreign Minister and Deputy Prime Minister of Czechoslovakia, to its board with immediate effect. Dienstbier, 68, worked for Czechoslovak Broadcasting from 1958 to 1969 but was dismissed from his position in 1970 by the “normalization” regime after the Soviet invasion of Czechoslovakia. With severe restrictions on press freedom, Dienstbier published and edited many clandestine journals between 1969 and 1989 and wrote for the foreign press on domestic and foreign policy issues. He was a member of Czech dissident group Charter 77 and in 1979 he was imprisoned for three years for being a member of the Committee for the Defence of the Unjustly Persecuted, another dissident group closely associated with Charter 77.

Following the fall of the Communist government in 1989, Dienstbier was appointed Minister of Foreign Affairs and Deputy Prime Minister for the new Czech pro-democracy coalition. He served in both posts until 1992. He was co-founder of Lidove Noviny, originally an underground newspaper that began publishing openly in January 1990.

Jiri Dienstbier was a United Nations Special Rapporteur on human rights in Bosnia and Herzegovina, the Republic of Croatia and the Federal Republic of Yugoslavia, a post he held from 1998 to 2001. Pehr Gyllenhammar, Chairman of Reuters Founders Share Company, said, “I’m extremely pleased Jiri Dienstbier has agreed to join the board of Reuters Founders Share Company. He is a man of considerable standing in the international community and brings a wealth of experience from the world of journalism. He truly understands the importance of Reuters commitment to independence, integrity and freedom from bias, which Reuters Founders Share Company was established to protect.” Jiri Dienstbier joins an eminent board of Reuters Founders Share Company. The members are Pehr Gyllenhammar (Chairman); Len Berkowitz; The Hon Mrs Anson Chan GBM CBE JP; Sir Michael Checkland; Uffe Ellemann-Jensen; Jacques de Larosière de Champfeu KBE; Sir Christopher Mallaby GCMG GCVO; Mammen Mathew; John H McArthur; The Rt Hon The Baroness Noakes, DBE; Sir William Purves CBE DSO; Jaakko Rauramo; Dr Mark Wössner; Dr Frene Ginwala; Joseph Lelyweld; Bertrand Collomb and John Fairfax. Toyoo Gyohten has retired as a board member.

For more information on Reuters Founders Share Company please visit
http://about.reuters.com/aboutus/overview/independence.asp
Ends

Contacts Johnny Weir
Tel: + 44 207 542 5211
Mobile: + 44 7990 565211
johnny.weir@reuters.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).   (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.     Name of the issuer

REUTERS GROUP PLC

2.     State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii)     DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii)     both (i) and (ii)

BOTH

3.     Name of person discharging managerial responsibilities/director

DEVIN WENIG

4.     State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS ABOVE

5.     Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL INTEREST

6.     Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES

7.     Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DEVIN WENIG

8 State the nature of the transaction

EXERCISE OF PERFORMANCE RELATED SHARE PLAN

9.     Number of shares, debentures or financial instruments relating to shares acquired

15,489 ORDINARY 25P SHARES

10.     Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

LESS THAN 1%

11.     Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12.     Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13.     Price per share or value of transaction

VALUE OF TRANSACTION = £27,570.42

14.     Date and place of transaction

NEW YORK 7 NOVEMBER 2005

15.     Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

105,843 ORDINARY SHARES, 1,207,046 OPTIONS (ORDINARY SHARES) AND 608,514 LONG TERM INCENTIVE PLAN (ORDINARY SHARES) – LESS THAN 1%

16.     Date issuer informed of transaction

7 NOVEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18.     Period during which or date on which it can be exercised

N/A

19.     Total amount paid (if any) for grant of the option

N/A

20.     Description of shares or debentures involved (class and number)

N/A

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.     Total number of shares or debentures over which options held following notification

N/A

23.     Any additional information

NONE

24.     Name of contact and telephone number for queries

ELIZABETH MACLEAN – 020 7542 6706

Name and signature of duly authorised officer of issuer responsible for making notification

ELIZABETH MACLEAN

Date of notification

9 NOVEMBER 2005

END

14 November 2005.   Reuters Completes Ecowin Acquisition

London – Global information company Reuters (LSE:RTR, NASDAQ:RTRSY) today announced it completed its acquisition of EcoWin on Friday 11th November 2005, having received all necessary regulatory approvals. The acquisition was first announced on 6th October 2005. EcoWin is a Swedish company specialising in global macroeconomic data and analysis. Reuters acquired 100 percent of the share capital of EcoWin Holding AB for a cash consideration of $40 million plus an adjustment for cash and working capital. EcoWin was established in 1994 and has become a leading provider of in-depth global macroeconomic time-series data. The EcoWin economic database consists of five million economic and financial time series sourced from over eight hundred primary sources, covering more than one hundred countries worldwide, as well as regional aggregates such as the Euro Zone, Europe, Africa, Americas and World.

EcoWin will be integrated with Reuters Research and Asset Management division. EcoWin products will continue to be sold and supported by Reuters and will be re-branded as Reuters EcoWin. The acquisition of the privately held company follows Reuters recently announced growth strategy, which includes a focus on high value content to provide greater insight and supplement the news, company information, research and analysis that Reuters currently provides.

Ends

For further information contact:

Yasmeen Khan
Reuters media relations
+ 44 207 542 0496
yasmeen.khan@reuters.com

Miriam McKay
Reuters Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

About Reuters
Reuters

(www.reuters.com),
the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Annual Report and Form 20-F, Reuters Group revenues were £2.9 billion.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors” and in Reuters interim results press release included in its Report on Form 6-K dated 27 July 2005.

Copies of the Annual Report and Form 20-F and Form 6-K are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. In particular, Reuters ability to realize the anticipated benefits of the acquisition is subject to the risks related to the integration of EcoWin’s operations and products, including achieving expected synergies, and general risks associated with EcoWin’s businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

17 November 2005.   Reuters Backs India’s Financial Market Expansion With Fresh Investment

Mumbai — Reuters (LSE: RTR, NASDAQ: RTRSY), the global news and information company, today announced it will invest about four million U.S. dollars on a five-year India growth plan to enhance its financial product offerings into a market set to more than double over the next three years.

An exclusive survey carried out by Reuters showed that as India’s markets become more sophisticated and international, spending on financial applications will increase by about 35 percent annually over the next three years to around US$266 million. Alex Hungate, Reuters Asia new Managing Director*, said: “The combination of strong macro-economic growth plus the steady deregulation of financial markets is creating spectacular growth in India’s financial markets. As the market leader in providing information, transaction and risk management systems to this market, Reuters is growing more rapidly now than at any time in its 139 year history in India.” Venkat Ramani, Reuters South Asia, Managing Director said: “We believe that India has one of the most advanced financial markets among the emerging economies and there is a huge appetite for in-depth information about India within the country and around the world.” The Reuters Content Production and Global Service Centre was set up in Bangalore in 2003 and now employs about 1,200 staff. Within Content, there are Data Operations and Editorial teams managing new and existing content for Reuters products. To house the increase in staff in Mumbai, Reuters today also announced that it will be opening a new Reuters facility in Peninsula Corporate Park, Mumbai. This customer sales and support centre is the headquarters for Reuters in India and will be situated in the heart of the new financial services district. The state-of-the-art facility, accommodating about 130 staff will be officially opened at a lamp lighting ceremony on 17 November 2005. The number of staff at Reuters India is expected to increase by about 60 in 2006.

End Contact:
Liam Hwee Tay
Head of Corporate Comunications, Reuters Asia
+65 98193895,
+65 68703028
Email : liam.tay@reuters.com

Yasmeen Khan
Reuters media relations
+ 44 207 542 0496
Email : yasmeen.khan@reuters.com

Note to editors:
* Reuters (LSE: RTR, NASDAQ: RTRSY), the global information company, announced on 3 November the appointment of Alexander Hungate, as Managing Director of Reuters Asia effective 1st January 2006. In this role he will lead the regional team responsible for Reuters business activities in Asia. He will be managing annual revenues of about £420 million and 3,600 staff across more than 19 countries in the Asian region.

About Reuters Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account

21 November 2005.   Reuters Messaging Is First Service To Connect Live To Microsoft’s MSN Messenger And AOL Instant Messenger Communities Professional messaging service expands reach to over two hundred million users London – Reuters, the global information company, today launched Reuters Messaging 5.0, the first professional instant messaging hosted service to connect the financial community in real-time to MSN® Messenger and AOL® Instant MessengerTM (AIM®) services. With access to an expanded community of over 200 million people, Reuters Messaging becomes the first professional instant messaging service to connect with the two leading public messaging services.

Through this federated network, Reuters Messaging 5.0 users will be able to exchange information in a secure environment with financial professionals around the world who use these public instant messaging services. Reuters Messaging 5.0 is specifically designed for financial services firms which need to meet strict requirements for security and compliance. Anshu Jain, Head of Global Markets at Deutsche Bank, said “We are very pleased with the impact of Reuters Messaging on our business. We believe it has the potential to introduce innovative ways of working with colleagues and customers.” In addition, Reuters Messaging 5.0 offers hosted, secure chat rooms to support interactive teamwork. Through these chat rooms users can connect to their internal and external communities, allowing them to create proprietary content and share market information to make faster and better informed decisions. Organisations can create and market their own chat rooms and invite counterparties to share the latest market developments or research, in a secure, access controlled and compliant environment.
Tom Glocer, Chief Executive Officer of Reuters, said “Reuters was first to introduce professional instant messaging to the financial services industry in 2002. Today, we continue this innovative tradition with the launch of an important new release of Reuters Messaging.” In 2006, Reuters Messaging, built on Microsoft Office Live Communication Server (LCS) technology, will be upgraded to enable LCS enterprise users to link seamlessly in real-time to the financial network built around Reuters Messaging. Jeff Raikes, President Microsoft Business division, said “We are delighted that Reuters has chosen Live Communications Server for its messaging solution for the financial markets. Reuters upgrade to LCS 2005 next year will give enterprises using LCS an exciting opportunity to connect to a larger global trading community federating with Reuters Messaging.” Jon Miller, Chairman and CEO, America Online, Inc, said “We are extremely pleased to have Reuters as a flagship member of the AOL® Enterprise Federation Program, which helps communities of at-work instant messaging users connect and communicate in real time. We welcome Reuters 5.0 customers to the global AIM® community and celebrate our partnership as proof positive of the popularity of the AIM® service in the financial services industry and around the world.”
Ends

Press contacts
Steve Clarke
Reuters Corporate Communications
T: +44 20 7542 6865
M: +44 7990 566 865
steve.clarke@reuters.com

Samantha Topping
Reuters Corporate Communications
T: +1 646 223 5223
M: +1 917 294 0329 samantha.topping@reuters.com

Note to Editors

About Reuters
Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Reuters Group revenues, including those of Instinet Group, were £2.9 billion. From July 2005, Instinet Group is being treated as a discontinued operation in the profit and loss account. Webcast The Reuters Messaging 5.0 launch news conference will be broadcast today at 13.45GMT and is available from www.reuters.com/webcast/rm. Further information is also available on the site which will host the event for on-demand replay for six months.

RNS

London Stock Exchange
10 Paternoster Square
London EC4M 7LS

25 November 2005

Dear Sirs

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Kenneth Olisa, a Non-executive director of the Company purchased 2,550 ordinary 25p shares in the Company at a price of £3.94 per share on Thursday 24 November 2005. Mr Olisa now holds 2,550 shares in total. All shares are registered in his own name.

Yours faithfully

Elizabeth MacleanAssistant
Company Secretary

Reuters Group PLC

Share buy back announcements made during November 2005

1 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 362.9848 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 20,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,419,511,124.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:5563T
Reuters Group PLC
2 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,000,000 ordinary shares at a price of 367.8738 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 21,700,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,418,515,429.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:7019T
Reuters Group PLC
4 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,500,000 ordinary shares at a price of 380.1135 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 23,200,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,417,034,649.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:7674T
Reuters Group PLC
07 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,750,000 ordinary shares at a price of 381.0645 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 24,950,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,415,286,520.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:8385T
Reuters Group PLC
08 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,500,000 ordinary shares at a price of 383.8313 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 26,450,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,413,803,798.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:9832T
Reuters Group PLC
10 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,750,000 ordinary shares at a price of 379.05 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 28,200,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,412,066,365.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:1167U
Reuters Group PLC
14 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,750,000 ordinary shares at a price of 387.0 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 29,950,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,410,376,025.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:1853U
Reuters Group PLC
15 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,500,000 ordinary shares at a price of 389.5 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 31,450,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,408,905,454.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:3231U
Reuters Group PLC
17 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,750,000 ordinary shares at a price of 387.2153 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 33,200,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,176,630.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:4545U
Reuters Group PLC
21 November 2005
Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,750,000 ordinary shares at a price of 395.3745 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 34,950,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,473,273.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

24 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,750,000 ordinary shares at a price of 393.1751 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 36,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,403,800,196.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

25 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 395.7264 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 37,700,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,402,820,710.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

28 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,750,000 ordinary shares at a price of 399.2552 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 39,450,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,401,089,852.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

29 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,300,000 ordinary shares at a price of 403.0905 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 40,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,399,797,333.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

30 November 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 402.7242 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 42,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,397,817,323.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057